Exhibit 99.1

Notice of Incomplete Filing

This 10-QSB filing is incomplete because the required SAS 100 review has not been completed.

The SAS 100 has not been completed because of a fee dispute with the Company’s independent registered public accounting firm.

The Company has also requested a waiver of certain financial covenants from two lenders.

The amended 10-QSB will be filed as soon as the lending institution has reviewed the Company’s financial statements, the fee dispute with the accounting firm is resolved, and the accounting firm completes the required SAS 100 review.